

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 8, 2022**
> **CIK No. 0001913749**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our reference to prior comments is to comments in our June 3, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Overview, page 1

1. We note your response to prior comment 5 stating that Mr. Ren "will not register his shares under Circular 37 and thus will not become complaint to Circular 37." Please revise your disclosure to reflect that Mr. Ren has not and "will not" complete the Circular 37 Registration. Additionally, given this representation, revise your assertion that you cannot assure investors that each of the PRC resident beneficial owners will complete the registration process to more accurately reflect these circumstances. Finally, address the likelihood of the PRC authorities imposing restrictions based upon the failure to complete the Circular 37 Registration.

Our Corporate History and Structure
The Restructure, page 5

2. With a view to providing context for investors, please discuss the impetus for first utilizing the VIE structure and then dissolving the VIE structure.

3. We note your reference to the uncertainty associated with your establishment of Global Mofy WFOE and the acquisition of Global Mofy China by Global Mofy WFOE. Revise to discuss in more detail the possibility that this restructuring could be subject to the M&A Rules and/or certain approvals from CSRC or MOFCOM. Address the impact to the Company and its subsidiaries if the PRC authorities interpret or apply the M&A Rules in a manner adverse to the Company's interests. Additionally, discuss the nature of the uncertainty with more specificity and provide corresponding risk factor disclosure.

Transfers of Cash to and from Our Subsidiaries, page 9

4. We note that Global Mofy Cayman relies on dividends paid by its subsidiaries for its working capital and cash needs. Your disclosure indicates that Global Mofy Cayman's PRC subsidiaries are unlikely to be able to pay such dividends given the PRC regulatory restrictions. Revise to disclose how Global Mofy Cayman will fund its activities in the absence of dividends from the PRC subsidiaries.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh